

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2024

Michael E. LaBelle
Executive Vice President, Chief Financial Officer & Treasurer
BXP, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

> **Re: BXP, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 27, 2024**
> **File No. 001-13087**

Dear Michael E. LaBelle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction